UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

__________________________________________________

Tempus Applied Solutions Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

88024L100
(CUSIP Number)

July 13, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88024L100

1.	NAMES OF REPORTING PERSONS Stonebriar Commercial Finance LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,790,813
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 1,790,813
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,790,813
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*
Based on 17,805,234 shares of common stock of Tempus Applied Solutions Holdings, Inc. (the “Issuer”) outstanding as of February 12, 2018, as disclosed in the Prospectus filed with the Securities and Exchange Commission (“SEC”) on February 12, 2018, plus 7,563,770 shares of common stock of the Issuer that were issued to ME Aviation Services LLC pursuant to the transaction that closed on March 12, 2018.

CUSIP No. 88024L100

1.	NAMES OF REPORTING PERSONS SCF Funding LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,790,813
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 1,790,813
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,790,813
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*
Based on 17,805,234 shares of common stock of the Issuer outstanding as of February 12, 2018, as disclosed in the Prospectus filed with the SEC on February 12, 2018, plus 7,563,770 shares of common stock of the Issuer that were issued to ME Aviation Services LLC pursuant to the transaction that closed on March 12, 2018.

CUSIP No. 88024L100

1.	NAMES OF REPORTING PERSONS Stonebriar Finance Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,790,813
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 1,790,813
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,790,813
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*
Based on 17,805,234 shares of common stock of the Issuer outstanding as of February 12, 2018, as disclosed in the Prospectus filed with the SEC on February 12, 2018, plus 7,563,770 shares of common stock of the Issuer that were issued to ME Aviation Services LLC pursuant to the transaction that closed on March 12, 2018.

CUSIP No. 88024L100

1.	NAMES OF REPORTING PERSONS Stonebriar Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,790,813
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 1,790,813
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,790,813
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*
Based on 17,805,234 shares of common stock of the Issuer outstanding as of February 12, 2018, as disclosed in the Prospectus filed with the SEC on February 12, 2018, plus 7,563,770 shares of common stock of the Issuer that were issued to ME Aviation Services LLC pursuant to the transaction that closed on March 12, 2018.

CUSIP No. 88024L100

1.	NAMES OF REPORTING PERSONS Eldridge Industries, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,790,813
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 1,790,813
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,790,813
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*
Based on 17,805,234 shares of common stock of the Issuer outstanding as of February 12, 2018, as disclosed in the Prospectus filed with the SEC on February 12, 2018, plus 7,563,770 shares of common stock of the Issuer that were issued to ME Aviation Services LLC pursuant to the transaction that closed on March 12, 2018.

CUSIP No. 88024L100

1.	NAMES OF REPORTING PERSONS Todd L. Boehly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,790,813
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 1,790,813
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,790,813
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*
Based on 17,805,234 shares of common stock of the Issuer outstanding as of February 12, 2018, as disclosed in the Prospectus filed with the SEC on February 12, 2018, plus 7,563,770 shares of common stock of the Issuer that were issued to ME Aviation Services LLC pursuant to the transaction that closed on March 12, 2018.

Item 1 (a).	Name of Issuer:

Tempus Applied Solutions Holdings, Inc. (the “Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

471 McLaws Cir.
Williamsburg, Virginia 23185

Item 2 (a).	Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of common stock of the Issuer directly owned by Stonebriar Commercial Finance LLC (“Stonebriar Commercial Finance”):

(i)	Stonebriar Commercial Finance, a Delaware limited liability company;

(ii)	SCF Funding LLC (“SCF Funding”), a Delaware limited liability company and sole member of Stonebriar Commercial Finance;

(iii)	Stonebriar Finance Holdings LLC (“Stonebriar Finance Holdings”), a Delaware limited liability company and sole member of SCF Funding and manager of Stonebriar Commercial Finance;

(iv)
Stonebriar Holdings LLC (“Stonebriar Holdings”), a Delaware limited liability company with the right to control the majority of the voting power on the Board of Managers of Stonebriar Finance Holdings;

(v)	Eldridge Industries, LLC (“Eldridge Industries”), a Delaware limited liability company which indirectly controls Stonebriar Holdings; and

(vi)	Todd L. Boehly, a United States citizen and manager and indirect controlling member of Eldridge Industries.

The above parties are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

The address for Stonebriar Commercial Finance, SCF Funding and Stonebriar Finance Holdings is:

5601 Granite Parkway, Suite 1350
Plano, Texas 75024

The address for Stonebriar Holdings, Eldridge Industries and Mr. Boehly is:

600 Steamboat Road, 2nd Floor
Greenwich, CT 06830

Item 2 (c).	Citizenship:

Stonebriar Commercial Finance – Delaware

SCF Funding – Delaware

Stonebriar Finance Holdings – Delaware

Stonebriar Holdings – Delaware

Eldridge Industries – Delaware

Todd L. Boehly – United States

Item 2 (d).	Title of Class of Securities:

Common Stock, $0.0001 par value (“Common Stock”)

Item 2 (e).	CUSIP Number:

88024L100

Item 3.	Not applicable.

Item 4.	Ownership.

For each of the Reporting Persons:

(a)	Amount beneficially owned: 1,790,813 shares of Common Stock

(b)	Percent of class: 7.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,790,813

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 1,790,813

(iv)	Shared power to dispose or to direct the disposition of: —0—

The percentages of beneficial ownership of Common Stock above are based on 17,805,234 shares of Common Stock of the Issuer outstanding as of February 12, 2018, as disclosed in the Prospectus filed with the SEC on February 12, 2018, plus 7,563,770 shares of Common Stock of the Issuer that were issued to ME Aviation Services LLC pursuant to the transaction that closed on March 12, 2018.

Each Reporting Person may be deemed to beneficially own the Common Stock held directly by Stonebriar Commercial Finance as each Reporting Person may be deemed to exercise voting and investment power over such shares of Common Stock, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person other than Stonebriar Commercial Finance is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons other than Stonebriar Commercial Finance expressly disclaims beneficial ownership of all shares of Common Stock held directly by Stonebriar Commercial Finance and any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group”.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The information in Item 2(a) above is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 23, 2018

Stonebriar Commercial Finance LLC

By:	/s/ Dave B. Fate
Name:	Dave B. Fate
Title:	President and Chief Executive Officer

SCF Funding LLC

By:	/s/ Dave B. Fate
Name:	Dave B. Fate
Title:	President and Chief Executive Officer

Stonebriar Finance Holdings LLC

By:	/s/ Dave B. Fate
Name:	Dave B. Fate
Title:	President and Chief Executive Officer

Stonebriar Holdings LLC

By:	/s/ Anthony D. Minella
Name:	Anthony D. Minella
Title:	President

Eldridge Industries, LLC

By:	/s/ Todd L Boehly
Name:	Todd L. Boehly
Title:	Manager

Todd L. Boehly

By:	/s/ Todd L. Boehly

EXHIBIT INDEX

Exhibit 1
Joint Filing Agreement, dated as of July 23, 2018, by and among Stonebriar Commercial Finance LLC, SCF Funding LLC, Stonebriar Finance Holdings LLC, Stonebriar Holdings LLC, Eldridge Industries, LLC and Todd L. Boehly, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe such information is inaccurate.

Dated: July 23, 2018

Stonebriar Commercial Finance LLC

By:	/s/ Dave B. Fate
Name:	Dave B. Fate
Title:	President and Chief Executive Officer

SCF Funding LLC

By:	/s/ Dave B. Fate
Name:	Dave B. Fate
Title:	President and Chief Executive Officer

Stonebriar Finance Holdings LLC

By:	/s/ Dave B. Fate
Name:	Dave B. Fate
Title:	President and Chief Executive Officer

Stonebriar Holdings LLC

By:	/s/ Anthony D. Minella
Name:	Anthony D. Minella
Title:	President

Eldridge Industries, LLC

By:	/s/ Todd L Boehly
Name:	Todd L. Boehly
Title:	Manager

Todd L. Boehly

By:	/s/ Todd L. Boehly